Exhibit 99.1

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This report amends information disclosed in a report of Mr. Photis Peter Pascali dated April 8, 2022.

Item 1 - Security and Reporting Issuer

1.1   State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities:

Securities:	This report relates to common shares (“Common Shares”) in the capital of PyroGenesis Canada Inc. (the “Issuer”).

Issuer:	PyroGenesis Canada Inc.
1744 William Street, Suite 200
Montreal, Quebec, H3J 1R4

1.2   State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See Item 2.2.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

Mr. Photis Peter Pascali (the “Acquiror”)

1744 William Street, Suite 200

Montreal, Quebec, H3J 1R4

The Acquiror is a trustee, executive officer and beneficiary of Fiducie de Crédit Mellon Trust (the “Trust”), a family trust governed by the laws of Quebec. The address of the Trust is:

Fiducie de Crédit Mellon Trust

1744 William Street, Suite 200

Montreal, Quebec, H3J 1R4

The Acquiror is a director, executive officer and the sole shareholder of 8339856 Canada Inc. (the “Holdco”), a Canadian holding company. The address of the Holdco is:

8339856 Canada Inc.

1744 William Street, Suite 200

Montreal, Quebec, H3J 1R4

The Acquiror is a director of The 2% Solution Foundation (the “Foundation”), a Canadian registered charity. The address of the Foundation is:

The 2% Solution Foundation

1744 William Street, Suite 200

Montreal, Quebec, H3J 1R4

2.2   State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The Acquiror, through the Trust, entered into an automatic securities disposition plan (the “ASDP”) pursuant to which the Trust may sell up to 850,000 Common Shares on the Toronto Stock Exchange during the period from May 25, 2023 to June 16, 2023 in accordance with the terms of the plan (the “Proposed Disposition”).

The ASDP will allow for an orderly disposition of a small portion of the Common Shares held or controlled by the Acquiror at prevailing market prices during the period from May 25, 2023 to June 16, 2023. Sales under the ASDP will be effected by an independent securities broker in accordance with general trading parameters set out in the ASDP, and the Acquiror is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP. Dispositions pursuant to the ASDP will be reported by the Acquiror on SEDI in accordance with applicable Canadian securities legislation.

2.3 State the names of any joint actors.

The Trust, the Holdco and the Foundation may be considered to be joint actors with the Acquiror.

Item 3 - Interest in Securities of the Reporting Issuer

3.1  State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s security holding percentage in the class of securities.

See Item 2.2 above.

On May 18, 2023, a total of 178,580,395 Common Shares were issued and outstanding.

The Acquiror, as of May 18, 2023 and prior to any sales under the Proposed Disposition (i) beneficially owns and controls 66,642,941 Common Shares (representing 37.32% of the issued and outstanding Common Shares), (ii) controls 5,636,000 Common Shares beneficially owned by the Holdco (representing 3.16% of the issued and outstanding Common Shares), (iii) controls 4,334,357 Common Shares beneficially owned by the Trust (representing 2.43% of the issued and outstanding Common Shares), and (iv) controls 4,000,000 Common Shares beneficially owned by the Foundation (representing 2.24% of the issued and outstanding Common Shares). This represents, in aggregate (the “Total Ownership”), 80,613,298 Common Shares, or 45.14% of the issued and outstanding Common Shares.

Assuming the completion of the Proposed Disposition, 850,000 Common Shares, representing 0.48% of the issued and outstanding Common Shares, will be sold by the Trust, resulting in a Total Ownership of 79,763,298 Common Shares (representing 44.67% of the issued and outstanding Common Shares).

In addition, the Acquiror beneficially owns and controls options issued under the Issuer’s share-based compensation plans (which include the Issuer’s Option Plan and the Issuer’s Long Term Incentive Plan) to acquire 4,270,000 Common Shares at a weighted average price of $3.75 per share (of which 3,495,000 are currently vested (the “Vested Options”) and, 150,000 will vest on June 2, 2023, 325,000 will vest on July 16, 2023, 150,000 will vest on June 2, 2024, and 150,000 will vest on June 2, 2025 (the unvested options, collectively, the “Unvested Options”)).

Assuming the exercise of all the Vested Options, an aggregate of 3,495,000 Common Shares would be issued, and the Total Ownership would increase to 84,108,298 Common Shares (or 83,258,298 Common Shares assuming the completion of the Proposed Disposition), or 46.19% (or 45.73% assuming the completion of the Proposed Disposition) of the issued and outstanding Common Shares (based on the number of Common Shares issued and outstanding as of the date hereof and after giving effect to the issuance of the 3,495,000 Common Shares issuable under such options). Of such Total Ownership of 84,108,298 Common Shares, (i) 70,137,941 Common Shares would be beneficially owned and controlled by the Acquiror, (ii) 5,636,000 Common Shares would be controlled by the Acquiror and beneficially owned by the Holdco, (iii) 4,334,357 Common Shares (or 3,484,357 Common Shares assuming the completion of the Proposed Disposition) would be controlled by the Acquiror and beneficially owned by the Trust, and (iv) 4,000,000 Common Shares would be controlled by the Acquiror and beneficially owned by the Foundation.

Assuming the exercise of the Vested Options and the Unvested Options, an aggregate of 4,270,000 Common Shares would be issued, and the Total Ownership would increase to 84,883,298 Common Shares, or 46.42% of the issued and outstanding Common Shares (based on the number of Common Shares issued and outstanding as of the date hereof and after giving effect to the issuance of the 4,270,000 Common Shares issuable under such options). Of such Total Ownership of 84,883,298 Common Shares, (i) 70,912,941 Common Shares would be beneficially owned and controlled by the Acquiror, (ii) 5,636,000 Common Shares would be controlled by the Acquiror and beneficially owned by the Holdco, (iii) 4,334,357 Common Shares (or 3,484,357 Common Shares assuming the completion of the Proposed Disposition) would be controlled by the Acquiror and beneficially owned by the Trust, and (iv) 4,000,000 Common Shares would be controlled by the Acquiror and beneficially owned by the Foundation.

3.2   State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 3.1 above.

3.3 If the Transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4  State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the Transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5 State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons other than the acquiror or any joint actor, and

Not applicable.

c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6  If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable.

3.7  If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of Regulation 62-104 respecting Take-Over Bids and Issuer Bids (chapter V1.1, r. 35).

Not applicable.

3.8  If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1   State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable.

4.2  In the case of a Transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3  If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 above.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

b)	a corporate Transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

e)	a material change in the present capitalization or dividend policy of the reporting issuer;

f)	a material change in the reporting issuer’s business or corporate structure;

g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

j)	a solicitation of proxies from securityholders;

k)	an action similar to any of those enumerated above.

The Common Shares to be sold under the Proposed Disposition would be sold as a result of investment considerations, including price, market conditions, availability of funds, and other factors.

The Acquiror and any joint actor may, from time to time, acquire or dispose of ownership or control or direction over some or all of the securities of the Issuer depending on a number of factors. The Acquiror and its joint actors have no current plans or intentions that relate to or would result in any of the items listed in (a) to (k) above.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Item 2.2 above.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the Transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: May 18, 2023